Exhibit 4.9

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1        Name and Address of Company

HudBay Minerals Inc.
6 Adelaide Street East
Suite 300
Toronto, Ontario M5C 1H6

Item 2        Date of Material Change

June 23, 2005.

Item 3        News Release

A press release concerning this material change was issued on June 23, 2005 through the Canadian disclosure network.

Item 4        Summary of Material Changes

HudBay Minerals Inc. ("HudBay") announced that it had completed its previously announced private placement of flow-through common shares for aggregate gross proceeds to HudBay of $7,500,060.

HudBay also announced that its operating subsidiary, Hudson Bay Mining and Smelting Co., Limited ("HBMS"), had received a commitment from Scotia Capital to establish an operating credit facility of $25 million which, conditionally, may be increased to $50 million.

Item 5        Full Description of Material Change

HudBay Minerals Inc. (the "Company") announced that it had completed its previously announced private placement of flow-through common shares for aggregate gross proceeds to HudBay of $7,500,060.

HudBay issued 2,193,000 flow-through common shares at a price of $3.42 per share pursuant to the brokered private placement through a syndicate of investment dealers led by GMP Securities Ltd.

Proceeds from the offering will be used for exploration and development on HudBay's extensive exploration lands in the Flin Flon Greenstone Belt. The private placement was the second stage in the financing of a planned annual exploration program of up to $10 million.

HudBay also announced that its operating subsidiary, HBMS had received a commitment from Scotia Capital to establish an operating credit facility of $25 million which, conditionally, may be increased to $50 million. The facility, which will be guaranteed by HudBay, is secured by HBMS receivables and inventory and is subject to customary conditions.

"We are pleased to partner with Scotia Capital in this arrangement, which provides additional financial strength and flexibility to HudBay," said Peter Jones, President and CEO of HudBay.

HudBay Minerals Inc. is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and Saskatchewan and a metal processing complex in Flin Flon, Manitoba. The Company also operates a zinc oxide production facility in Brampton, Ontario and the former producing mines of Balmat in New York State and Gays River in Nova Scotia that are being evaluated for re-opening.

Item 6        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7        Omitted Information

N/A.

Item 8        Executive Officer

Brian D. Gordon, Vice President and General Counsel of HudBay, at (204) 949-4269.

Item 9        Date of Report

July 4, 2005.

HUDBAY MINERALS INC.

By:	/s/ Brian D. Gordon Brian D. Gordon Vice President and General Counsel